SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Datadog, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

23804L 103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23804L 103

1.	Names of Reporting Persons Alexis Lê-Quôc
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 21,310,617 (see Item 4 herein)
	6.	Shared Voting Power 600,000 (see Item 4 herein)
	7.	Sole Dispositive Power 21,310,617 (see Item 4 herein)
	8.	Shared Dispositive Power 600,000 shares (see Item 4 herein)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,910,617 (see Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.1% of Class A Common Stock (7.0% of Common Stock) (See Item 4 herein)
12.	Type of Reporting Person (see instructions) IN

Item 1(a).	Name of Issuer: Datadog, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 620 8th Avenue, 45th Floor, New York, NY 10018

Item 2(a).	Name of Person Filing:

Alexis Lê-Quôc

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:

c/o Datadog, Inc.

620 8th Avenue, 45th Floor

New York, NY 10018

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.00001 par value per share

Item 2(e).	CUSIP Number:

23804L 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

As of December 31, 2020, Mr. Lê-Quôc beneficially owned 21,910,617 shares of the Issuer’s Class B Common Stock, consisting of: (i) 11,557,204 shares held by the Alexis Lê-Quôc Revocable Trust, (ii) 3,050,213 shares held by the Alexis Lê-Quôc 2016 GRAT, (iii) 200,000 shares held by the Offbeat Polymath Trust and 200,000 shares held by the Endearing Viceroy Trust, (iv) 200,000 shares held by the Pomel Descendents’ 2018 Trust, for which Mr. Lê-Quôc acts as trustee, and (v) 6,703,200 shares issuable pursuant to stock options held by Mr. Lê-Quôc that are exercisable within 60 days of December 31, 2020. The Class B Common Stock is convertible at the holder’s option into the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share.

(b)	Percent of Class:

Based on (i) 218,510,509 shares of the Issuer’s Class A Common Stock and (ii) 87,369,554 shares of the Issuer’s Class B Common Stock, in each case, issued and outstanding as of December 31, 2020, as reported by the Issuer, and the information set forth in (a) above, Mr. Lê-Quôc beneficially owned (A) 9.1% of the Issuer’s outstanding Class A Common Stock (treating only shares of Class B Common Stock beneficially owned by Mr. Lê-Quôc as converted for purposes of computing this percentage), and (B) 7.0% of the Issuer’s outstanding Common Stock, representing 18.9% of the total voting power of the Issuer’s outstanding Common Stock.

(i)	Sole power to vote or to direct the vote: 21,310,617

(ii)	Shared power to vote or to direct the vote: 600,000

(iii)	Sole power to dispose or to direct the disposition of: 21,310,617

(iv)	Shared power to dispose or to direct the disposition of: 600,000

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021
Date

/s/ Alexis Lê-Quôc
Alexis Lê-Quôc